UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

03002623

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

UF 2-6-03

SEC File Number
8-23266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **December 1, 2001** and ending **November 30, 2002**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Zacks & Company

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
155 North Wacker Drive, Suite 300
(No. and Street)

RECD S.E.C.
JAN 3 1 2003

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Richard Marks (312) 630-9880 Ext. 161
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, 11th Floor
(No. and Street)

RECD S.E.C.
JAN 3 1 2003

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

PROCESSED
MAR 0 6 2003
THOMSON
FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of f acts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DB 3-5

OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Zacks & Company, as of November 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

"OFFICIAL SEAL"
ROBBIN IMRISEK
Notary Public, State of Illinois
My Commission Expires 03/28/2006

Notary Public

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

** *For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2002

(Filed Pursuant to Rule 17a-5(e)3 Under the
Securities Exchange Act of 1934)

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2002

Table of Contents

KGN

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Zacks & Company as of November 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

December 20, 2002

ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2002

ASSETS

Cash and equivalents	$	98,707
Receivable from clearing broker		4,977
Prepaid expenses		9,357
Refundable income taxes		8,217
TOTAL ASSETS	$	121,258

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Due to affiliate	$	34,335
Accounts payable		6,135
Total Liabilities		40,470
Liabilities Subordinated to Claims of General Creditors		35,000
Stockholder's Equity		
Common stock, no par-value; 1,000 shares authorized, issued and outstanding		1,000
Paid-in capital		24,000
Retained earnings		20,788
Total Stockholder's Equity		45,788
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	121,258

See notes to financial statements.

ZACKS & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2002

NOTE 1 - NATURE OF OPERATIONS

Zacks & Company (the "Company"), a C Corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company derives commission income from the sale of investment research that it purchases from Zacks Investment Research, Inc., an affiliate.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Income earned on commissions is recognized when research is sold to customers.

Cash and Equivalents

Cash and equivalents include money market funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company purchases research from its affiliate. The purchase agreement allows the Company to defer any obligation for research until it receives payment from its customers. The Company also receives office space and related services from the affiliate at no cost.

ZACKS & COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2002

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors are payable to an affiliate, bear no interest and mature on April 29, 2007. The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2002, the Company had net capital of $62,555, which was $57,555 in excess of the required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .65 to 1.

NOTE 6 – INCOME TAXES

Refundable income taxes of $8,217 reflects the tax effect of net operating loss carrybacks. The Company has a net operating loss carryforward of approximately $27,000 expiring in the year 2022. No asset for deferred income taxes has been recorded due to the relative uncertainty future earnings will be adequate for utilization of the carryforward.